                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11 K

                        ANNUAL REPORT UNDER SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

  [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended: December 31, 1999.

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES ACT OF 1934.

         For transition period from

                  Commission File Number:  0-26086

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Yardville National Bancorp
                   2465 Kuser Road, Hamilton, New Jersey 08690

                              REQUIRED INFORMATION

Financial Statements                                                       Page

         Independent Auditors' Report

         Statements of Net Assets Available for Benefit as of
         December 31, 1999 and December 31, 1998.

         Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 1999 and December 31, 1998.

         Notes to Financial Statements

Signature of Plan Administrator

                         SIGNATURE OF PLAN ADMINISTRATOR

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Yardville National Bank
                       Employees' Retirement/Savings Plan


Dated:  June 30, 2000                   /s/  Kathleen A. Fone
                                        --------------------------------------
                                        Kathleen A. Fone
                                        Plan Administrator
                                        Senior Vice President Human Resources

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                                     Index

                                                                       Page

Independent Auditors' Report                                             1
Statements of Net Assets Available for Benefits as of
     December 31, 1999 and 1998                                          2
Statements of Changes in Net Assets Available for Benefits
         - Years ended December 31, 1999 and 1998                        3
Notes to Financial Statements - December 31, 1999 and 1998               4

Schedules

1        Schedule G, Part III - Nonexempt Transactions - Year Ended
               December 31, 1999                                         9


2        Schedule H, Line 4(i) - Schedule of Assets Held for
               Investment Purposes  - December 31, 1999                 10

KPMG LOGO

              New Jersey Headquarters
              150 John F. Kennedy Parkway
              Short Hills, NJ 07078

                          Independent Auditors' Report

The Trustees
Yardville National Bank
     Employees' Retirement/Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Yardville National Bank Employees' Retirement/Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of non-exempt transactions and assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 16, 2000



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                            YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                            Statements of Net Assets
                             Available for Benefits

                           December 31, 1999 and 1998


                                                          1999         1998
                                                       ----------    ---------
Assets:
         Investment funds (note 6)                      3,395,515    3,228,408
                                                       ----------    ---------
Receivables:
         Employee contributions                            46,000         --
         Employer contributions                            14,171         --
                                                       ----------    ---------
         Total receivables                                 60,171         --
         Participant loans (note 3)                        94,738       58,221
                                                       ----------    ---------
                Net assets available for benefits      $3,550,424    3,286,629
                                                       ==========    =========

See accompanying notes to financial statements.

                            YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                      Statements of Changes in Net Assets
                             Available for Benefits

                     Years ended December 31, 1999 and 1998


                                                                         1999            1998
                                                                     -----------      ---------
Additions to net assets:
         Contributions (note 2):
                  Employee contributions                                 372,630        296,436
                  Employer contributions net of forfeitures              127,628        110,111
                                                                     -----------      ---------
                                    Total contributions                  500,258        406,547
                                                                     -----------      ---------
         Investment income:
                  Net appreciation
                           in fair value of investments (note 6)         278,936        216,641
                  Interest and dividends                                  45,094        105,747
                                                                     -----------      ---------
                                    Net investment income                324,030        322,388
                                                                     -----------      ---------
         Interest income from employee loan repayments                     6,135          5,073
         Employee loan repayments receivable                                 984             --
                                                                     -----------      ---------
                                    Total additions                      831,407        734,008
                                                                     -----------      ---------
Deductions from net assets:
         Distributions to participants (note 2)                         (567,612)      (118,352)
                                                                     -----------      ---------
                                    Total deductions                    (567,612)      (118,352)
                                                                     -----------      ---------
                                    Net increase in net assets
                                            available for benefits       263,795        615,656
                                                                     -----------      ---------

Net assets available for benefits:
         Beginning of year                                             3,286,629      2,670,973
                                                                     -----------      ---------
         End of year                                                 $ 3,550,424      3,286,629
                                                                     ===========      =========

See accompanying notes to financial statements.

                            YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998

(1) Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets. Certain amounts in the 1998 financial statement have been reclassified in order to conform with the 1999 presentation.

     Administrative Expenses

     Administrative expenses are paid by Yardville National Bank (the Bank).

     Investment Valuation and Income Recognition

     The Yardville National Bank Employees' Retirement/Savings Plan's (the Plan) investments are stated at fair value except for its investment contracts, which are valued at contract value. Contract value is estimated to approximate fair value. Shares of mutual funds are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The Bank's stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Risks and Uncertainties

     The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

                                        4
                                                                     (Continued)

                            YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998

(2)  Description of Plan

     The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

          General

          The Plan is a participant-directed, defined contribution plan that was initiated in 1987 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          In 1990, the employer transferred assets of the Plan to Mutual Benefit Life Insurance Company (Mutual Benefit). On July 16, 1991, Mutual Benefit was placed in rehabilatory conservatorship. This action resulted in a freeze on payments from discontinued group annuity contracts. Yardville National Bank (the Bank) withdrew all nongroup annuity contract funds and transferred them, as well as future contributions, to a Yardville National Bank Imprest account until a new plan administrator was chosen. In October 1992, the Bank temporarily transferred all available funds and future contributions to a Metropolitan Life Group Annuity Contract for the remainder of the fiscal year. In 1994, MBL Life Assurance Corporation assumed these contracts under a rehabilitation plan (the Rehabilitation Plan). The Rehabilitation Plan guaranteed at least 3.5% interest and full cash values if participants elected to leave their money with Mutual Benefit until the end of 1999 or $.55 on the dollar if they withdrew. A plan with new investment options, but the same plan provisions, was developed in May 1996 with Metropolitan Life Insurance Company (Metropolitan Life). In 1996, the participants made their elections and all but two elected to leave their money with Mutual Benefit (now MBL Life Assurance Corporation) until the end of 1999. In May 1999, all funds were released and transferred to Metropolitan Life.

          Metropolitan Life Insurance Company's Recordkeeping Services were taken over by Benefit Services Corporation (a wholly-owned subsidiary of Metropolitan Life) in August 1998. As a result of the transfer, the Bank amended the Plan to include new investment options and plan provisions. The funds with Metropolitan Life were initially transferred to similar funds of Benefit Services Corporation during the August 1998 conversion. Subsequent to the initial transfer of funds, participants may redirect fund balances in 1% increments.

          Investment Options

          The participant contributions and bank matching contributions may be allocated to various investment funds, guaranteed investment accounts and/or the Yardville National Bank Stock fund at the discretion of the participant.

                                       5

                                                                     (Continued)

                            YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998

          Benefits and Contributions

          Eligible participants include employees who have attained the age of 19, are not resident aliens or collectively bargained employees, and have worked one month following their date of hire and have completed one year of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 12% of base compensation, as defined. The Bank's contributions are equal to 50% of the participants' contributions, up to 6% of base compensation. The employer may also make discretionary contributions. Each year the employer's Board of Directors will determine if a discretionary contribution will be made to the Plan. Each member's share of this contribution is based on the relationship their compensation bears to the total compensation of employees participating in Plan. At the plan administrator's discretion, employees are entitled to contribute rollovers from other qualified plans. Any forfeited amounts reduce the employer's contributions to the Plan, and any remaining forfeitures are re-allocated to participants.

          Vesting

          All participants are fully vested in their voluntary contributions and related investment earnings or losses. In event of death, disability, or retirement, matching contributions and related investment earnings or losses are also considered fully vested to the participant. Vesting in the remainder of the account is based on years of service, as defined, with full vesting being attained after five years. In the event of termination of employment, the nonvested portion of the account is used to reduce future employer contributions.

          Funding

          Employee contributions are funded through bi-weekly payroll deductions, and employer matching is funded each pay period.

          Payment of Benefits

          Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.



                                       6
                                                                     (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998

(3) Loan Policy

     Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

     o The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. This is generally the lesser of $50,000, reduced by the highest outstanding loan balance within the prior 12 months, or 50% of the vested account balance.

     The interest rate on a loan will be a reasonable rate of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances.

(4) Plan Termination

     Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

(5) Federal Income Taxes

     The Internal Revenue Service (IRS) issued its latest determination letter on July 28, 1987 which stated that the Plan and its underlying trust, as then designed, qualify under the applicable provisions of the Internal Revenue Code (the Code) and, therefore, are exempt from federal income taxes. Subsequently, the Plan has been amended and submitted to the IRS for a new determination letter. In the opinion of the Plan's trustees, the Plan and its underlying trust have operated within the terms of the Plan and should remain qualified under the applicable provisions of the Code.

(6) Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 for the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                                                                     (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998

     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                             1999                1998
                                         ----------            -------
             Mutual funds                $   86,416             85,648
             Investment contracts           216,168            123,190
             Common stock                   (23,648)             7,803
                                         ----------            -------
                                         $  278,936            216,641
                                         ==========            =======

     The following table represents the fair value of individual investments which exceed 5% of the Plan's assets:

                                                      1999          1998
                                                   ---------     ---------

       MetLife/AUM Medium-Term (Balanced
       Lifestyle Option) Portfolio                $  522,908       480,348
       American Century: 20th Century Ultra          249,727             -
       MetLife Stock Market Index Guarantee
       Account                                       948,040       784,633
       MBL Life Assurance Corporation -
       Guaranteed Certificate Account                      -       525,778
       MetLife Migration Pooled GIC                1,324,220     1,159,029
                                                   ---------     ---------

                                                                      Schedule 1

                            YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

                 Schedule G, Part III - Nonexempt Transactions
                          Year Ended December 31, 1999


(a)  Identity of party involved:            Yardville National Bank

(b)  Relationship to plan, employer,
     or other party-in-interest:            Plan Sponsor

(c)  Description of transaction
     including maturity date,
     rate of interest, collateral,
     par or maturity value:                 The Plan Sponsor inadvertently held
                                            employee contributions from the
                                            11/26/99, 12/10/99 and 12/23/99
                                            payroll cycles until they were
                                            deposited into the Plan on February
                                            3, 2000. Total contributions
                                            amounted to $60,171, including
                                            $14,171 of employer contributions.
                                            The Plan Sponsor will file the Form
                                            5330 and pay the excise taxes on
                                            the prohibited transaction. The
                                            Plan Sponsor will also pay the
                                            estimated lost earnings on these
                                            employee contributions as a
                                            contribution in 2000.


(d)  Purchase Price:                        N/A

(e)  Selling Price:                         N/A

(f)  Lease Rental:                          N/A

(g)  Expenses incurred in
     connection with transaction:           -0-

(h)  Cost of Asset:                         N/A

(i)  Current Value of Asset:                Unknown

(j)  Net gain/(loss) on each transaction:    N/A

                                                                      Schedule 2

                            YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN

    Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes

                               December 31, 1999

                                                       Number          Current
                                                     of shares          value
                                                     ---------         -------

MetLife/AUM Medium-Term (Balanced
         Lifestyle Option) Portfolio                   3,432        $  522,908
American Century - 20th Century Ultra                  5,439           249,727
Harris Associates - Oakmark                            2,780            75,617
State Street Research Alpha                            2,520            35,242
Janus Worldwide                                          706            53,993
Loomis Sayles Small Cap Value                            636            11,295
MetLife Stock Market Index Guarantee Account           1,807           948,040
MetLife Migration Pooled GIC                         116,938         1,324,220
Yardville National Bank Stock                         18,349           174,473
Loans to participants                                 94,738            94,738
                                                   =========         ---------
                                                                     3,490,253
                                                                     =========